Galloping Goose Premium Canadian Whisky

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JAMES BAY
WHISKY

Galloping Goose Premium Canadian Whisky is a twice gold-medal award winning 88-proof Canadian whisky, made to a bourbon recipe then aged 3 years in charred oak barrels. Opens with caramel and vanilla flavors, then moves to light chocolate notes, with a persistent honey finish. "Galloping Goose" has won gold-medals from California Distillers and John Barleycorn competitions; silver medals from American Distilling Institute and the Denver Int'l Spirits competitions. Excellent served neat, over ice or as an Old Fashioned. The "Galloping Goose" is inspired by a former rail line and current bike path on Vancouver Island, British Columbia.

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$58.99

Product 013186

Size:

750 ml